Exhibit 99.X

Consent of Independent Auditors

The Board of Directors

Nordic Investment Bank
We consent to the incorporation by reference in the registration statement (No. 333-250159) on Schedule B of Nordic Investment Bank of our report dated 26 August 2021, with respect to the statement of financial position of Nordic Investment Bank as of 30 June 2021 and the related statement of comprehensive income, statement of changes in equity and cash flow statement for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes to the interim financial report, which report appears in this Amendment No. 1 to the 31 December 2020 Annual Report on Form 18-K/A.

/s/ Terhi Mäkinen		/s/ Mona Alfredsson

Terhi Mäkinen		Mona Alfredsson

Authorized Public Accountant		Authorized Public Accountant

Ernst & Young Oy		Ernst & Young AB

Alvar Aallon katu 5 C		Jakobsbergsgatan 24
FIN-00100 Helsinki, Finland		SE-103 99 Stockholm, Sweden

30	August 2021